Stephens Inc.

(A Wholly Owned Subsidiary of SI Holdings Inc.)
(SEC I.D. No. 8-001927)

Statement of Financial Condition as of December 31, 2025 and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC** Document.

Deloitte.

Deloitte & Touche LLP
100 S. 4th Street
Suite 300
St. Louis, MO 63102
USA

Tel: +1 314 342 4900
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Stephens Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stephens Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2026

We have served as the Company's auditor since 2001.

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(In thousands, except share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$ 4,030
RECEIVABLES FROM:	
Clearing broker	56,461
Affiliates	289
Employees	15,548
Others	15,732
MARKETABLE SECURITIES — at fair value	343,590
NOT READILY MARKETABLE SECURITIES — at fair value	7
RIGHT OF USE ASSET	109,188
FURNITURE, FIXTURES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — net of accumulated depreciation and amortization of $25,647	20,300
OTHER	13,402
TOTAL	$ 578,547

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
PAYABLES TO:	
Affiliates	2,378
Securities sold but not yet purchased — at fair value	61,430
Lease liability	131,175
Accrued compensation	184,097
Other	9,159
Total liabilities	388,239
STOCKHOLDER'S EQUITY:	
Common stock, no par value — 2,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	12,000
Retained earnings	78,308
Total stockholder's equity	190,308
TOTAL	$ 578,547

See notes to statement of financial condition.

Public

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(Dollars in thousands)

1. ORGANIZATION

Stephens Inc., an S Corporation (the "Company"), is a full-service investment banking firm which is headquartered in Little Rock, Arkansas. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SI Holdings Inc., an S Corporation (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP).

Cash and Cash Equivalents —The Company defines cash and cash equivalents as currency on hand and demand deposits with banks and overnight money market deposits and instruments with an original maturity of less than ninety days.

Receivables from Clearing Broker - Receivables from clearing broker represents net receivables from Pershing LLC related to daily operational business.

Receivables from Employees – Receivables from employees represents the balance of non-forgivable loans issued to employees for recruiting and retention purposes.

Receivables from Others - Receivables from others result primarily from the Company's brokerage activities.

Securities Transactions — Marketable securities and securities sold but not yet purchased are carried at fair value on a trade date basis.

Concentrations of Credit Risk — In the normal course of business, the Company engages in fixed income transactions that expose it to temporary concentrations of credit risk. Credit limits are established after review of customer financial data. In the case of both debt and equity underwritings, counterparty risk is reviewed by the appropriate underwriting committee prior to commitment.

Furniture, Fixtures, Equipment, and Leasehold Improvements — Furniture, fixtures, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture, fixtures, and equipment is provided over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of 10 years or the lease term. The Company annually evaluates the carrying value of its furniture, fixtures, and equipment to determine if an impairment exists.

Operating Leases – The Company enters into operating leases for real estate, substantially all of which are used in connection with its operations. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. See Note 7 for information about operating leases. Due to a no-action letter issued by the SEC, the impact to net capital is immaterial.

Income Taxes — The Company is a Qualified Subchapter S Corporation and has no material entity level tax. The Company made an election, where available, to pay state taxes on behalf of the shareholder.

Use of Estimates — The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates and assumptions, and these differences may be material.

Recent Accounting Pronouncements — In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company evaluated the impact, and the ASU does not have a material impact on its operations.

Segment Reporting — The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory services. The Company has identified its Co-Chief Executive Officers as the chief operating decision maker ("CODM"), who uses excess net capital (see Note 5), which is not a measure of profit and loss, to analyze strategic decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

3. **FAIR VALUE MEASUREMENTS**

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Fair value is a market-based measure considered from the perspective of a market participant rather than a Company-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions reflect those that the Company believes market participants would use

in pricing the asset or liability at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the market place, the liquidity of the markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Mortgage-backed securities are comprised of agency issued debt and mortgage pass-throughs. Non-callable agency issued debt securities are generally valued using quoted market prices adjusted for risk characteristics. Actively traded non-callable agency issued debt securities are generally categorized in Level 2 of the fair value hierarchy.

The fair value of corporate bonds and U.S. Treasury obligations are estimated using recently executed transactions, market price quotations or bond spreads. Corporate bonds and U.S. Treasury obligations are generally categorized in Level 2 of the fair value hierarchy.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate stocks are exchange traded securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy.

Money market, mutual funds and other are exchange traded securities that are valued based on net asset value of the funds. Valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Not readily marketable securities held in proprietary inventory are valued using quoted market prices, and they are categorized in Level 2 of the fair value hierarchy. The value of other not readily marketable securities is estimated using multiple factors including the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued

securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. These securities are generally categorized in Level 2 of the fair value hierarchy.

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2025
Assets:				
State and municipal obligations		$ 13,203		$ 13,203
Mortgage-backed securities		166,205		166,205
Corporate stocks	$ 6,950			6,950
Money markets, mutual funds, and other	153,070			153,070
Corporate bonds, debentures, and notes		4,162		4,162
Not readily marketable securities		7		7
Total assets at fair value	$ 160,020	$ 183,577	$ -	$ 343,597
Liabilities:				
Corporate bonds, debentures, and notes		$ 4,902		$ 4,902
U.S. Treasury obligations		56,528		56,528
Total liabilities at fair value	$ -	$ 61,430	$ -	$ 61,430

During the year ended December 31, 2025, there were no transfers to or from the Level 3 category.

The following table presents the carrying values and estimated fair values at December 31, 2025 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

Fair Value Measurements Not on a Recurring Basis
as of December 31, 2025

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Cash and Cash Equivalents	$ 4,030	$ 4,030			$ 4,030
Receivables and Other	101,432		$ 101,432		101,432
Totals	$ 105,462	$ 4,030	$ 101,432	$ -	$ 105,462
Liabilities					
Payables and Other	$ 195,634		$ 195,634		$ 195,634
Totals	$ 195,634	$ -	$ 195,634	$ -	$ 195,634

Substantially all of the Company's assets and liabilities are carried at contracted amounts which the Company believes approximate fair value. Assets which are recorded at contract amounts approximating fair value primarily consist of short-term receivables, and certain other receivables. Similarly, the Company's liabilities and certain other payables are recorded at contract amounts.

4. FURNITURE, FIXTURES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment, and leasehold improvements at December 31, 2025 consisted of the following:

Leasehold improvements	$ 24,834
Computer hardware	8,490
Furniture and fixtures	10,064
Data and telephone equipment	2,079
Construction work in process	297
Other	183
	45,947
Accumulated depreciation	(25,647)
Total	$ 20,300

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company computes its net capital requirement under the aggregate indebtedness method of the Rule, which does not allow aggregate indebtedness to exceed 15 times

net capital. At December 31, 2025, the Company had an aggregate indebtedness to net capital ratio of 2.0 with $111,287 of net capital, which was $96,765 in excess of its required minimum net capital of $14,522.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is the subject of regular, comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

6. EMPLOYEE BENEFIT PLANS

The Company's 401(k) profit sharing plan allows employees to begin making contributions on the first payroll date of the second calendar month following the calendar month of their date of hire/rehire. Participants share in matching contributions for a plan year if they had Pre-Tax or Roth 401(k) contributions made to the plan during the year and are an eligible employee at the end of the plan year, or have ceased being an eligible employee during the plan year after having attained age 65 or by reason of disability or death. The Company's contributions for each plan year are made at the discretion of the Company's Board of Directors. The plan has graduated vesting over five years. Participants are fully vested in the Company's contributions after five years of service. Forfeitures of the Company's contributions are used to pay for plan expenses or to decrease the Company's contributions.

7. LEASES

The Company has operating leases for corporate office space. The leases have remaining lease terms of less than one year to twelve years, some of which include options to extend leases for up to five years. Operating lease assets are included in Right of Use Asset (ROU) and operating lease liabilities are included in lease liability on the statement of financial condition.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date (or the effective date of the ASU) based on the present value of lease payments over the lease term. The Company uses an incremental borrowing rate based on the information available at commencement date (or the effective date of the ASU) in determining the present value of lease payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

The Company has commitments related to other office space and equipment. At December 31, 2025, the future minimum payments required under these agreements are as follows:

MATURITY OF LEASE LIABILITIES

Years Ending December 31	Operating
2026	$ 14,500
2027	14,473
2028	14,842
2029	14,954
2030	15,275
Thereafter	98,148
Total	$ 172,192
Less: Present value discount	(41,017)
Lease liability	$ 131,175
Weighted average remaining lease term: Operating leases	12 years
Weighted average discount rate: Operating leases	4.42%

In the table above, the weighted average discount rate represents the Company's incremental borrowing rate at the lease inception date for all of the leases.

8. RELATED-PARTY TRANSACTIONS

The Company engages in various related-party transactions with other affiliated entities. Below are the primary services used by the Company and its affiliates:

Related Party Leases: The Company rents certain real property from an affiliate and other related parties under non-cancelable operating leases. At December 31, 2025, the total liability for the leases was $36,133.

Administrative Services: The Company pays various expenses on behalf of affiliated entities which are attributable to the operations of those entities. The affiliates reimburse the Company for expenses paid on their behalf.

Other related-party activity was not material in the aggregate.

9. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in several lawsuits, which arose from its usual business activities. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the

facts and consultation with outside counsel, does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through Pershing's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

The Company has provided a guarantee to Pershing. Under the agreement, the Company has agreed to indemnify Pershing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters or placement agents, indemnification of those entities is intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions. The Company has not recorded a liability for such exposure as the likelihood of being required to pay is remote.

10. DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS WITH MARKET RISKS

The Company enters into various transactions involving off-balance-sheet financial instruments in the normal course of business, which primarily include securities purchased and sold on a when-issued basis, securities to-be-announced, and options.

Derivative financial instruments involve varying degrees of market risk whereby changes in the fair values of underlying financial instruments may result in changes in the fair value of the financial instruments in excess of the amounts reflected in the statement of financial condition.

The Company has sold securities not yet purchased and, therefore, will be obligated to purchase such securities at a future date. The Company has exposure to losses if the market value of those securities increase prior to purchase.

The Company enters into TBA (to-be-announced) transactions to manage the Company's exposure to risk resulting from trading activities. In accordance with ASC 815, *"Derivatives and Hedging,"* the fair value of the TBA securities is recorded at a Level 2 fair value in Receivables from clearing broker and all changes in fair value are recorded in earnings.

The table below sets forth the fair value and notional amounts of open TBA contracts as of December 31, 2025.

	Gross Assets at Contract	Gross Liabilities Fair Value	Contract/ Notional
Forward settling TBA trades - short	$ 73,774	$ 74,016	$ 79,587

11. SUBSEQUENT EVENTS

On February 5, 2026, the Board of Directors of Stephens Inc. approved a cash dividend of $80,000 to be paid to the sole shareholder of the Company on February 17, 2026. The payment of the dividend will not impact the operations of the firm.

******